82-34628

To Ms.Anne Marie Tierney

Company Office of International Corporate Finance
Securities and Exchange Commission

Fax (202) ~~9429525~~ 7729207

Ronald Seckelmann

From Director of Market Relations

Company **Klabin S.A.**

Phone (11) 32254027

Fax (011) 32254241

SUPPL

**Date:** September 05, 2005

**Ref.:** **Klabin S.A. – Notice to the Shareholders**

Please find enclosed herewith a new Notice to the Shareholders.

05011217

Ronald Seckelmann

Director of Market Relations





dlw 9/15

Rua Formosa, 367 12º andar
01075-900 São Paulo SP
Tel 011/3225.4004
Fax 011 3225 4247
e-mail: mepacheco@klabin.com.br

Klabin S.A.

**KLABIN S.A.**

Public Company–CNPJ/MF no. 89.637.490/0001-45

NIRE 35300188349

**NOTICE TO SHAREHOLDERS**

**KLABIN S.A.** informs its Shareholders that in the Extraordinary Meeting, held on August 31, 2005, 6:00 p.m., approved the payment of dividends to the shares that represent its social capital, in the form and values defined below:

1. **DIVIDENDS**

   a) For common shares, a dividend of R$ 102,79 per 1,000 (one thousand) shares;

   b) For preferred shares, a dividend of R$ 113,07 per 1,000 (one thousand) shares.

2. **BEGINNING OF PAYMENT:**

   **October 03 , 2005.**

   The dividends will be paid from October 03, 2005, and the "Record Date" September 20, 2005 for the Brazilian and American market for the ADR Level 1 Program. From September 21, 2005, the shares traded in Brazilian Stock Exchange will be "Ex-Dividends".

3. **INSTRUCTIONS FOR THE CREDIT OF DIVIDENDS:**

   Shareholders will have its credits available on the first day of payment, credited to the banking account informed to Banco Itaú S.A.

   3.1 **Shareholders with outdated registration form:**

   To those shareholders whose register does not contain the number of CPF/CNPJ or indication of Bank/Agency and checking account, the dividends will be credited as of the 3rd business day counted from the date of the request, as long as the interested parties provide the regularization of their registration form, in person, at any of Banco Itau's agencies, which are solely intended to assist shareholders, stated below. In case the update of the registration form is made in any other bank agency not mentioned below, or through mail to the Shares and Debenture Unit – Avenida Engenheiro Armando de Arruda Pereira nº 707 – 9º floor - ZIP CODE 04344-902, São Paulo, SP, the payment will only be effected after due registrations in the electronic files of the Bank referred.

Rua Formosa, 367 12º andar
01075-900 São Paulo SP
Tel 011/3225.4004
Fax 011 3225 4247
e-mail: mepacheco@klabin.com.br

Klabin S.A.

4. **INCOME TAX**

There is no Income Tax.

5. **LOCAL OF ATTENDANCE**

At the Agencies of Banco Itaú S.A. listed below and at the other authorized agencies that render services to shareholders, during banking hours:

- São Paulo (SP) - Rua Boa Vista nº 176 – 1º Subsolo
- Rio de Janeiro (RJ) - Rua Sete de Setembro nº 99 - Subsolo
- Belo Horizonte (MG) - Av. João Pinheiro nº 195 - Mezanino
- Porto Alegre (RS) - Rua Sete de Setembro nº 746 – Mezanino
- Curitiba (PR) - Rua João Negrão nº 65
- Salvador (BA) - Av. Estados Unidos nº 50 – 2nd floor
- Brasília (DF) - SCS Quadra 3, Ed. D' Angela - Térreo

São Paulo, September 02, 2005.

Ronald Seckelmann
Director of Investor Relations